EXHIBIT 1

July 6, 2006

Dear ECI Shareholder:

We are pleased to send you the enclosed Information Statement regarding the distribution of 2,890,325 of our shares in ECtel Ltd. (Nasdaq: ECTX) to our shareholders. The Information Statement provides you with important information concerning:

•	the terms of, and manner of effecting, the distribution, including how fractional shares will be treated,

•	how we determined the number of ECtel shares you will receive,

•	the income tax treatment in Israel and the United States of the ECtel shares you will receive,

•	a brief description of the background and business of ECtel, and

•	how you can obtain additional information about these matters.

We are confident that the distribution will benefit ECI and our shareholders. Thank you for your investment in ECI.

Sincerely,

Rafi Maor
President and Chief Executive Officer
ECI Telecom Ltd.

ECI Telecom Ltd.
30 Hasivim Street, Petah Tikva 49133, Israel
Tel: 972-3-926-6555 Fax: 972-3-926-6070
www.ecitele.com

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ECI TELECOM LTD.
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INFORMATION STATEMENT
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Distribution by ECI Telecom Ltd.
of 2,890,325 Ordinary Shares of ECtel Ltd. to ECI Shareholders
______________________________________________________________________________

We, ECI Telecom Ltd., are sending you this Information Statement because we are distributing all of our shares in ECtel Ltd., an Israeli company listed on the Nasdaq National Market, to the holders of our ordinary shares. We are effecting this distribution by distributing 0.024688 of an ordinary share, par value NIS 0.04 per share, of ECtel for each outstanding ordinary share of ECI, amounting to 2,890,325 ordinary shares of ECtel in total, or 15.9% of ECtel’s outstanding ordinary shares. The distribution of ECtel shares will be made on July 11, 2006, or the “Distribution Date”, to holders of record of ECI ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on June 29, 2006, or the “Record Date”.

The receipt by a shareholder of ordinary shares of ECtel in the distribution will constitute a taxable distribution for both Israeli and U.S. income tax purposes, as more fully described under “Israeli Income Tax Consequences” and “U.S. Federal Income Tax Consequences.” See pages 6 to 9 of this Information Statement.

Pursuant to an approval we received from the Israeli Income Tax Authority, or the “ITA”, on the Distribution Date we will withhold tax at the rate of 20% of the distribution from all shareholders. However, since certain shareholders may be eligible for an exemption from such withholding tax or a lower withholding tax rate, we will distribute an appropriate number of withheld ECtel shares to such eligible shareholders, provided that they comply with the instructions set forth under “Israeli Withholding Tax” by no later than 5:00 p.m., New York time, on August 9, 2006, or the “Submission Date”. See pages 6 and 7 of this Information Statement.

ECI shareholders are urged to consult their own tax advisors to determine the particular tax consequences of the distribution to them, including the effect of any state, local or foreign income and any other tax laws.

ECtel develops and markets Integrated Revenue Management™, or “IRM”™, solutions. The IRM enables communications service providers of both wireline and wireless networks to deploy, execute, and oversee multiple revenue management products, such as ECtel’s fraud prevention and revenue assurance products, on the same platform. ECtel’s shares are traded on the Nasdaq National Market under the symbol “ECTX.” Ownership of the Ordinary Shares of ECtel involves risk. See page 5 of this Information Statement.

No vote of ECI shareholders is required in connection with the distribution of ECtel’s shares. Therefore, you are not required to take any action, unless you are entitled to an exemption from Israeli withholding tax. We are sending you this Information Statement to provide you with additional information about the terms and tax consequences of the distribution, ECtel and ECtel ordinary shares.

Neither the U.S. Securities and Exchange Commission, or the “SEC”, the Israeli Securities Authority nor any state securities regulators have approved the ECtel ordinary shares to be issued to you pursuant to this distribution or determined if this Information Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this Information Statement is July 6, 2006.

INFORMATION ABOUT THE DISTRIBUTION

Overview of the Distribution

On June 18, 2006, our Board of Directors declared a distribution on ECI ordinary shares consisting of 2,890,325 ordinary shares of ECtel owned by ECI. These shares represent approximately 15.9% of the outstanding ECtel ordinary shares as of that date. The distribution will be made on July 11, 2006, or the “Distribution Date”, in the amount of 0.024688 of an ECtel ordinary share for each outstanding ordinary share of ECI, as described below.

You will not be required to pay any cash or other consideration for the shares of ECtel ordinary shares distributed to you or to surrender or exchange your ECI ordinary shares to receive the distribution of ECtel ordinary shares. However, pursuant to Israeli tax law, we are required to withhold 20% of the ECtel shares to be distributed to you, unless you are eligible for a full or partial exemption from such tax and you comply with the instructions set forth under “Israeli Withholding Tax” by no later than 5:00 p.m., New York time, on August 9, 2006, to which we refer as the Submission Date. Therefore, on the Distribution Date, there will be distributed to our shareholders an aggregate of 2,312,260 ECtel shares, representing 80% of the ECtel shares being distributed. The remaining 578,065 ECtel shares, representing 20% of the ECtel shares being distributed, will be withheld. As soon as practicable following the Submission Date, American Stock Transfer & Trust Company, to which we refer as the Paying Agent, will distribute a portion of the balance of the ECtel shares to those of our shareholders that qualify for a full or partial exemption from the Israeli withholding tax.

The distribution will not affect the number of, or the rights attaching to, ECI ordinary shares.

The Number of Shares You Will Receive

For each ordinary share of ECI of which you are the record holder at 5:00 p.m., New York time, on the Record Date, you will be entitled to receive the number of ECtel shares equal to the quotient obtained by dividing the total number of ECtel ordinary shares to be distributed by the total number of ECI ordinary shares outstanding at 5:00 p.m., New York time, on the Record Date. Thus, the following equation determines the number of ECtel ordinary shares you will receive for each ECI ordinary share you hold (subject to Israeli withholding tax of up to 20%, as applicable):

Total number of ordinary shares of ECtel to be distributed 2,890,325
------------------------------------------------------------------------ = ----------------- = 0.024688
Total number of ordinary shares of ECI outstanding as of 117,073,931
5:00 p.m., New York time, on the Record Date

Based on the number of ECI ordinary shares outstanding as of the Record Date, you will receive (subject to Israeli withholding tax of up to 20%, as applicable) 0.024688 of ECtel ordinary shares for each ECI ordinary share for which you are the record holder at 5:00 p.m., New York time, on the Record Date. The distributed shares of ECtel will be fully paid and non-assessable and have no pre-emptive rights.

Trading Between the Record Date and Distribution Date; “Ex-Dividend” Date

Beginning two trading days prior to the Record Date and continuing through the Distribution Date, there will be two markets in ECI ordinary shares:

•	a “regular way” market, in which shares will trade with an entitlement to ECtel ordinary shares to be distributed by us; and

•	an “ex-dividend” market, in which shares will trade without an entitlement to ECtel ordinary shares to be distributed by us.

Therefore, if you owned shares of ECI ordinary shares on the Record Date, and sell those shares in the regular way market prior to the Distribution Date, you will also be selling the ECtel ordinary shares that would have been distributed to you by us. If you sell those ECI ordinary shares in the ex-dividend market prior to the Distribution Date, you will still receive the ECtel ordinary shares that were to be distributed to you pursuant to your ownership of the ECI ordinary shares on the Record Date.

Furthermore, beginning two trading days prior to the Record Date and continuing through the Distribution Date there will be two markets in ECtel ordinary shares:

•	a “regular way” market, which will be the same market for ECtel ordinary shares that currently exists; and

•	a “when-issued trading” market, which will be a temporary market for ECtel ordinary shares that are distributable to ECI shareholders on the Distribution Date.

If you are the record holder of ECI ordinary shares at 5:00 p.m., New York time, on the Record Date, then you are entitled to ECtel ordinary shares distributed by us (less the Israeli withholding tax of 20%, as applicable). You may trade this entitlement to ECtel ordinary shares, without the ECI ordinary shares you own, in the when-issued trading market. In the when-issued trading market, contracts for the purchase and sale of ECtel ordinary shares are made in the same manner as are regular way contracts for presently issued ordinary shares of ECtel, except that when-issued contracts will be settled by delivery of and payment for the ECtel ordinary shares on the fourth business day after the Distribution Date.

When and How You Will Receive the Distribution

On the Record Date, we transferred to a trust for the benefit of our shareholders 2,312,290 ECtel ordinary shares, namely the 2,890,325 ECtel ordinary shares owned by us less Israeli withholding tax of 20%. The distribution will be effected by the release from the trust to the Paying Agent of these ECtel ordinary shares. On the Distribution Date, the Paying Agent will cause the ECtel ordinary shares to which you are entitled (less the Israeli withholding tax of 20%) to be registered in your name or in the “street name” of your bank or brokerage firm.

Registered Holders. If you are the registered holder of ECI ordinary shares and hold your ECI ordinary shares either in physical form or in book-entry form (a “Registered Holder”), the ECtel ordinary shares distributed to you will be registered in your name and you will become the record holder of that number of ECtel ordinary shares. The Paying Agent will also be mailing stock certificates representing your ownership of whole shares of ECtel promptly after the Distribution Date.

Listed Holders. If your ECI ordinary shares are listed in the Register of Shareholders of ECI in Israel (a “Listed Holder”), the ECtel ordinary shares distributed to you will be registered in your name and you will become the record holder of that number of ECtel ordinary shares. The ECtel certificates will be mailed directly to you at the address shown in the Register of Shareholders of ECI in Israel. The Paying Agent will begin mailing stock certificates representing your ownership of whole shares of ECtel promptly after the Distribution Date.

“Street Name” Holders. Many ECI shareholders have their ECI ordinary shares held in an account with a bank or brokerage firm. In such cases, that bank or brokerage firm is the registered holder of the shares on your behalf. The ECtel ordinary shares being distributed will be registered in the “street name” of your bank or brokerage firm, who in turn will then electronically credit your account for the ECtel ordinary shares that you are entitled to receive in the distribution. We anticipate that this will take three to eight business days after the Distribution Date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your ECtel ordinary shares credited to your account.

Fractional Shares. The Paying Agent will not deliver any fractional shares of ECtel in connection with the distribution to any holder of ECI ordinary shares. Instead, the Paying Agent will aggregate all such fractional shares and sell them, on behalf of those holders who otherwise would be entitled to receive a fractional share, through a broker-dealer that is unaffiliated with either ECI or ECtel, in the open market at the then prevailing prices. Such holders will then receive a cash payment in the amount of their pro rata share of the proceeds of that sale, net of commissions and charges, provided that the net proceeds are greater than zero. The check for any amount that a holder may be entitled to receive instead of a fractional share of ECtel will follow separately. We estimate that it should generally take about two weeks from the Distribution Date and the Submission Date, as the case may be, for the Paying Agent to complete these mailings, if any.

Similarly, if you hold your ECI ordinary shares through a bank or brokerage firm, you will not receive any fractional shares of ECtel ordinary shares in connection with the distribution. Instead, subject to the policies and practices of your bank or brokerage firm, you will receive a cash payment in the amount of your pro rata share of the cash proceeds that your bank or brokerage firm received, in lieu of the fractional shares, from the Paying Agent, net of commissions and charges, if any, provided that the net proceeds are greater than zero.

Difference between ECI Ordinary Shares and ECtel Ordinary Shares

ECI ordinary shares and ECtel ordinary shares are different securities and will not be traded or valued alike. ECI and ECtel are separate companies operating in different industries, with different managements, fundamentals, growth characteristics and strategic priorities.

Risks relating to Ownership of ECtel Ordinary Shares

As with any business, ECtel’s business is subject both to general and specific business risks relating to its operations. For further information pertaining to ECtel (including financial statements and other financial information), its ordinary shares, the risk factors associated with its ordinary shares and related matters, you are urged to read ECtel’s SEC filings, including ECtel’s latest Annual Report on Form 20-F filed with the SEC on June 15, 2006, and any subsequent reports on Form 6-K.

INCOME TAX CONSEQUENCES

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the distribution of ECtel ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Income Tax Consequences

The following discussion sets forth the material Israeli income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders. The discussion which follows is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (which we refer to as the Ordinance), regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this Information Statement. There can be no assurance that the Israeli tax authorities or a court will not take a position contrary to the Israeli income tax consequences discussed herein or that any such contrary position taken by the Israeli tax authorities or a court would not be sustained.

The discussion below is for general information only and does not address the effects of any non-Israeli tax laws. In addition, the discussion below relates to persons who hold ECI ordinary shares and will hold ECtel ordinary shares as capital assets. The tax treatment of an ECI shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below.

Under current Israeli tax law, the receipt by a shareholder of ordinary shares of ECtel in the distribution will constitute a taxable dividend distribution for Israeli income tax purposes. Dividends distributed by ECI are generally subject to taxation at a rate of 20% for individuals and non-Israeli residents, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence, and are generally exempt from tax for corporations resident in Israel. A dividend distributed to a shareholder (other than an Israeli resident corporation) that holds directly or indirectly, including with others, at least 10% of any means of control in ECI (referred to as a “significant shareholder”) at any time during the 12-month period preceding such distribution, is subject to taxation at a rate of 25%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends for a holder of ordinary shares that is a U.S. resident is 25%. However, on dividends paid to a U.S. company holding 10% or more of the issued voting power of ECI since January 1, 2005 and until the date of distribution of dividends, the maximum Israeli tax rate shall be 12.5% in certain circumstances (excluding dividends generated by an Approved Enterprise under The Law for the Encouragement of Capital Investments, 1959, which are subject to a 15% tax rate).

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the distribution. ECI shareholders are urged to consult their own tax advisors concerning the Israeli and non-Israeli tax consequences of the distribution to them.

Israeli Withholding Tax

ITA Approval

The distribution is generally subject to the withholding of Israeli tax at the source at the rate of 20%. ECI has obtained an approval from the Israeli Tax Authority (which we refer to as the ITA) providing the following:

•
Israeli resident corporations will be exempt from Israeli withholding tax. For this purpose, a shareholder shall be considered an Israeli corporation if such shareholder has, prior to the Submission Date, certified to ECI that it was incorporated in Israel and is resident in Israel.

•
Any other shareholder who provides ECI, prior to the Submission Date, with a valid certificate from the ITA entitling him or her to an exemption or a lower withholding tax rate will be entitled to have tax withheld in accordance with such certificate.

ECI intends to dispose of the withheld shares and use the proceeds therefrom to pay the withholding tax to the ITA.

The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, we cannot assure you whether or when the ITA will grant such a refund.

Instructions for Shareholders Entitled to Lower Tax Withholding Rates

If you are entitled to a withholding tax rate of less than 20% or are exempt from withholding tax altogether, and, by no later than 5:00 p.m., New York time, on the Submission Date, you provide ECI, at the address set forth in the back cover of this Information Statement, with:

►
(1) a certificate that you are incorporated in Israel and are resident in Israel or (2) a valid certificate from the ITA entitling you to an exemption or a lower withholding tax rate (the “ITA Waiver”); and

►
evidence acceptable to ECI, in its sole discretion, of your ownership of a number of ECI shares as of the Record Date and the manner by which such shares are held by you (as a Registered Holder, a Listed Holder or a “street name” holder,” and in the latter case, a confirmation from, and contact information of, your broker, dealer, commercial bank, trust company or other nominee must also be provided); and

►	a telephone number or email address at which you can be contacted and the physical address to which a stock certificate representing the additional ECtel shares should be mailed;

the Paying Agent will transfer, promptly following the Submission Date, an appropriate number of ECtel shares to you (subject to the procedure for fractional shares described above).

We will disregard any certificates or ITA Waivers received by us after such deadline. If you are a “street name” holder, you must contact your broker, dealer, commercial bank, trust company or other nominee if you desire to obtain a favorable withholding tax rate, as described herein.

The method of delivery of documents is at your option and risk, and the delivery will be deemed made only when actually received by ECI, as applicable. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All questions as to the validity, form, eligibility (including time of receipt) and transfer of any ECtel shares will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all certificates or ITA Waivers that we determine not to be in proper form or pursuant to which the transfer of any ECtel shares may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any certificate or ITA Waiver or delivery deadline of any particular shareholder, whether or not similar matters are waived in the case of other shareholders. A transfer of any ECtel shares will not have been made until all defects and irregularities have been cured or waived. None of us or any of our affiliates or assigns, the Paying Agent, or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

Shareholders should consult their own tax advisors regarding the imposition of Israeli withholding tax with respect to the distribution of ECtel ordinary shares.

U.S. Federal Income Tax Consequences

The following discussion sets forth the material U.S. federal income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the Code), Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. ECI believes, and this discussion assumes, that ECI is not and has never been a "passive foreign investment company," "controlled foreign corporation" or "foreign personal holding company" for U.S. federal income tax purposes. ECI has not sought any ruling from the Internal Revenue Service (which we refer to as the IRS) or an opinion of counsel with respect to the federal income tax consequences discussed in this Information Statement, and there can be no assurance that the IRS or a court will not take a position contrary to the U.S. federal income tax consequences discussed herein or that any such contrary position taken by the IRS or a court would not be sustained.

The discussion below is for general information only and does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold ECI ordinary shares and will hold ECtel ordinary shares as capital assets. The tax treatment of an ECI shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below, including for example, partners of entities classified as partnerships for U.S. federal income tax purposes that hold ECI ordinary shares, persons who hold ECI ordinary shares through entities which are disregarded for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, U.S. expatriates, financial institutions, dealers in securities or foreign currencies, persons who hold ECI ordinary shares as part of a “straddle,” “hedge,” conversion or other risk reduction transaction, and individuals who received ECI ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation.

As used in this section, a “U.S. Holder” means a beneficial owner of ECI ordinary shares that receives ordinary shares of ECtel in the distribution and that is, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

If a partnership (including any entity that is treated as a partnership for U.S. federal income tax purposes) is a beneficial holder of ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. A beneficial holder of ordinary shares that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders.

As used in this section, a “non-U.S. Holder” is a beneficial owner of ECI ordinary shares that receives ordinary shares of ECtel in the distribution and that is not a U.S. Holder.

U.S. Holders

The receipt by a U.S. Holder of ordinary shares of ECtel in the distribution will constitute a taxable distribution for U.S. federal income tax purposes equal to the fair market value of the ordinary shares of ECtel received, including the amount of foreign taxes, if any, withheld from the distribution. The fair market value of the ECtel shares will be determined as of June 29, 2006, the date that the shares were transferred to a trust for the benefit of the ECI shareholders, which trust shall transfer the ECtel shares to the Paying Agent on or prior to the Distribution Date. The distribution will be treated (i) first as a dividend to the extent of ECI’s current or accumulated earnings and profits as of the close of the year in which the distribution occurs, as determined under U.S. federal income tax rules (and taking into account any gain or loss to ECI arising from the distribution); (ii) then as a tax-free return of capital, to the extent of the U.S. Holder’s basis in its ECI ordinary shares; and (iii) thereafter, as gain from the sale or exchange of a capital asset.

The portion of the distribution treated as a dividend will be subject to taxation at a maximum rate of 15% for individuals, estates and trusts, provided certain holding period and other requirements are met. U.S. Holders who receive ECtel shares in the distribution will receive a statement after the end of the taxable year setting forth what portion of the distribution is taxable as a dividend for U.S. federal income tax purposes.

Each U.S. Holder that receives ordinary shares of ECtel in the distribution will reduce such holder’s adjusted tax basis in its ECI ordinary shares (but not below zero) to the extent that the distribution is treated as a return of capital as discussed above. Any portion of the distribution that is treated as gain from the sale or exchange of a capital asset will constitute capital gain and generally will be long term capital gain if such U.S. Holder’s holding period for its ECI ordinary shares was more than one year at the time of the distribution. The maximum tax rate on capital gains for individuals, estates and trusts is 15%.

Each U.S. Holder will have a tax basis in the ordinary shares of ECtel received equal to their fair market value on June 29, 2006. Although not entirely clear, the holding period for such ordinary shares of ECtel should begin on the day following the day that the ECtel shares were transferred to a trust for the benefit of the ECI shareholders (i.e., June 30, 2006). The IRS has not established mandatory guidelines or a standard practice for determining the fair market value of publicly traded stock received in a taxable distribution. While there are several methods for establishing the fair market value of publicly traded stock, for the purposes of reporting to U.S. Holders and the IRS, we plan to calculate the fair market value of the ordinary shares of ECtel distributed to each U.S. Holder by using the weighted average of the highest and lowest quoted selling prices on the applicable date. However, U.S. Holders may elect to determine the fair market value of the shares received by using alternative methods, including: (i) the closing trading price for an ECtel ordinary share as reported by the Nasdaq National Market on such date; and (ii) the mean between the highest and lowest quoted selling prices on such date. Such an election, however, would cause a discrepancy with the distribution amount reported by us to the IRS, and could cause the IRS to question the distribution amount, and possibly audit the U.S. Holder’s income tax return.

Dividends realized in connection with the distribution generally will be foreign source passive income for U.S. foreign tax credit purposes and any dividends realized will not qualify for the dividends received deduction available to corporations.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source or paid with respect to the distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below. However, a credit may not be allowed to the extent that it is reasonably certain that the amount of the Israeli tax withheld at source or paid with respect to the distribution may be refunded, credited, rebated, abated or forgiven. In order to be eligible to claim a tax credit, a U.S. Holder must exhaust all effective and practical remedies, including filing for a refund, to reduce its liability for foreign tax.

The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld or dividends received with respect to the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days during the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Non-U.S. Holders

Except as described below under “Backup Withholding,” a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on the distribution of ECtel ordinary shares to ECI shareholders, unless such distribution is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States. Income or gain that is effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax (but not withholding tax) in the same manner as if it were received by a U.S. Holder.

Backup Withholding

U.S. Holders (other than certain exempt holders, including corporations) who do not provide (or have not provided) appropriate information when requested may be subject to backup withholding at the rates specified in the Code. In general, backup withholding will not apply with respect to the distribution to a non-U.S. Holder that has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the distribution may be subject to backup withholding in certain circumstances. Holders should consult their tax advisors regarding the imposition of backup withholding with respect to the distribution of ECtel ordinary shares.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the distribution. ECI shareholders are urged to consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of the distribution to them.

INFORMATION ABOUT ECTEL

Overview of ECtel

ECtel, an Israeli company, was incorporated as a wholly-owned subsidiary of ECI in April 1990. It initially focused primarily on the development and sale of telecommunication monitoring and communication control systems to governmental agencies. In 1993, ECI acquired a 75% interest in a company now named ECtel Inc., a Maryland corporation engaged primarily in the development and sale of quality-of-service solutions to telecommunications service providers. ECI purchased the remaining 25% interest in ECtel Inc. in 1997. In January 1998, ECtel began to coordinate its operations with those of ECtel Inc. as an initial step to combining the two companies and, in October 1998, ECtel acquired ECtel Inc. from ECI. In October 1999, ECtel completed an initial public offering of 4,025,000 of its ordinary shares and its shares began trading on the Nasdaq National Market under the symbol “ECTX.” On December 29, 2005, ECtel acquired all of the outstanding shares of Elron Telesoft Ltd. and Elron Telesoft Export (98) Ltd., two sister companies held by Elron Electronic Industries Ltd. In March 2004, ECtel sold its government surveillance business to Verint Systems Inc. pursuant to an asset purchase agreement.

ECtel develops and markets Integrated Revenue Management, or “IRM”, solutions. The IRM enables communications service providers of both wireline and wireless networks to deploy, execute, and oversee multiple revenue management products, such as ECtel’s fraud prevention and revenue assurance products, on the same platform.

ECtel’s principal executive offices are located at 10 Amal Street, Afek Industrial Park, Rosh Haayin 48092, Israel and its telephone number is (972-3) 900-2115. ECtel’s agent in the United States, ECtel Inc., is located 8211 W. Broward Blvd., Suite 460, Plantation, Florida.

Relationship between ECtel and ECI

As noted above, ECtel was incorporated in April 1990 as a wholly owned subsidiary of ours. After the completion of ECtel’s initial public offering in October 1999, we owned approximately 74% of ECtel’s ordinary shares. In March 2002, we sold 1,572,175 of our ECtel shares to institutional investors in a private placement, which reduced our interest in ECtel at that time to approximately 59%. In May 2004, we distributed 7,600,000 of our ECtel shares to our shareholders, which reduced our interest in ECtel to approximately 16.0%. Following the distribution, we will own no ECtel shares, except for the shares withheld under Israeli tax law and until such shares are sold in the open market.

The following table shows, as of May 31, 2006 unless otherwise stated, to our knowledge, (1) the number of ECtel ordinary shares beneficially owned by shareholders who beneficially own more than 5% of ECtel outstanding ordinary shares before the distribution and (2) the number of ECtel ordinary shares beneficially owned by shareholders who are expected to beneficially own more than 5% of ECtel outstanding ordinary shares immediately following the distribution.

	ECtel Shares Beneficially Owned*
	(Before the Distribution)		(Following the Distribution) (1)
Name	Number	Percentage	Number	Percentage
ECI Telecom Ltd.	2,890,325	15.87%	0	0%
Koor Industries Ltd. (2)	3,932,912	20.20%	4,748,836	24.39%
FMR Corp. (3)	1,890,760	10.38%	2,076,003	11.39%
Merril Lynch & Co., Inc. (4)	1,363,890	7.49%	1,363,890	7.49%
Clal Electronics Industries Ltd. (5)	1,067,556	5.86%	1,443,263	7.92%
Stichting Pensioenfonds ABP (6)	954,490	5.24%	954,490	5.24%
Kingdon Capital Management, LLC (7)	926,897	5.09%	926,897	5.09%
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*
In accordance with the rules of the SEC, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying options or warrants held by any other person. Percentages in this table are based on the number of outstanding ECtel ordinary shares as of June 30, 2006 (namely, 18,221,546 ordinary shares), plus such number of newly issued ECtel ordinary shares, if any, as such person had the right to receive upon the exercise of options or warrants within 60 days.

(1)	Assumes that the shareholders that are Israeli corporations will be exempt from the Israeli withholding tax otherwise applicable the distribution.

(2)
Based upon a notice from Koor Industries Ltd., or “Koor”. Includes 364,497 shares held directly by Koor and 2,318,415 ordinary shares held by M.A.G.M. Chemistry Holdings Ltd., or “M.A.G.M.”, which is an Israeli corporation and a wholly owned subsidiary of Koor. M.A.G.M. is a significant shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004. Koor is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American depositary shares) are traded on the New York Stock Exchange. Also includes warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share, which were granted to Telrad Networks Ltd., a wholly owned subsidiary of Koor.

(3)
Based upon a notice from FMR Corp. dated June 21, 2006 and a Schedule 13g filed with the SEC in February 2006. FMR Corp. owns Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that manages various registered investment companies that own some ECtel shares. One such investment company is a significant shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some ECtel shares. Edward C. Johnson 3rd and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4)
Based upon a Schedule 13D filed with the SEC in February 2006, containing information as of December 31, 2005. Merrill Lynch & Co., Inc., or “ML&Co.”, is a parent holding company. Merrill Lynch Investment Managers is an operating division of ML&Co. consisting of ML&Co.’s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain ECtel shares: Transamerica Fund Advisors; Merrill Lynch Investment Managers Ltd; Fund Asset Management, L.P; and Merrill Lynch Investment Managers, L.P.

(5)
Based upon notice from Clal Electronics Industries Ltd., or “CEI”, and its parent companies. CEI is a wholly owned subsidiary of Clal Industries and Investments Ltd., or “Clal”. Both CEI and Clal are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”. In addition to CEI’s holdings, the following entities within the IDB group beneficially own ECtel shares, as follows: IDBD (7,015 shares); Badal Securities Ltd., or “Badal”, a wholly owned subsidiary of IDBH (7,015 shares); and Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, - a majority-owned subsidiary of IDBD (2,927 shares). The address of CEI is 3 Azrieli Center, 45th floor, Tel Aviv 67023, Israel. IDBD is a beneficial owner of approximately 10.00% of the shares of Koor. On May 1, 2006 Discount Investment Corporation Ltd., or “DIC”, a subsidiary of IDBD, entered in to an agreement to purchase approximately 35.38% of the outstanding shares of Koor from its principal shareholders (the “Purchase Agreement”). IBDB, IDBH, Clal, Clal Insurance and DIC are all Israeli corporations whose shares are listed on the Tel Aviv Stock Exchange.

As of June 18, 2006, IDBH was controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden,” a private Israeli company controlled by Ganden Holdings Ltd., or “Ganden Holdings”, a private Israeli company which is in turn controlled by Nochi Dankner (who is the Chairman of IDBH, IDBD, Clal and DIC and a director of Clal Insurance) and his sister Shelly Bergman, which holds 31.02% of the equity of and approximately 31.03% of the voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor,” a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, Clal and DIC and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH pursuant to the shareholders agreement referred to below; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat,” a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDBH, Deputy Chairman of IDBD and Co-Chief Executive Officer of Clal and a director of DIC, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH.

Ganden, Manor and Livnat, in respect of the above aggregate of approximately 51.7% of the equity of and voting power in IDBH owned by them, have entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, there are the following holdings, as of June 18, 2006, which are not included in the said Shareholders Agreement: (a) Ganden Holdings Ltd. holds approximately 11.38% of the equity of and approximately 11.39% of the voting power in IDBH; (b) Ganden holds approximately a further 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds approximately 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds approximately 0.04% of the equity of and voting power in IDBH; and (e) Shelly Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Based on the foregoing IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal and CEI), Clal, CEI and DIC (pursuant to the Purchase Agreement), of the ECtel shares held by CEI; (ii) with Badal, of the ECtel shares held by Badal; (iii) with IDBD, of the ECtel shares held by IDBD; and (iv) with IDBD and Clal Insurance, of the ECtel shares held by Clal Insurance.

CEI is a significant shareholder of ECI and acquired ECtel shares in ECI’s share distribution in May 2004.

(6)	Based upon a Schedule 13G filed with the SEC in February 2006.

(7)
Based upon a Schedule 13G filed with the SEC in March 2006, containing information as of December 31, 2005 with respect to beneficial ownership of ECtel shares held for the accounts of Kingdon Associates, a New York limited partnership, M. Kingdon Offshore Ltd., or “Kingdon Offshore”, a Cayman Islands exempted company, and Kingdon Family Partnership, L.P., or “Kingdon Family Partnership”, a New York limited partnership. Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the ECtel shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mark Kingdon is the managing member and president of Kingdon Capital Management.

ECtel and ECI have had and will continue to have ongoing relationships following the distribution. You can read about these transactions and relationships in the reports filed with the SEC by ECtel, including its most recent Annual Report on Form 20-F which describes, among other things, a Registration Rights Agreement between us and ECtel as well as other agreements. ECI and ECtel are, and expect to be, parties to agreements providing for various interim and ongoing relationships between the companies, including the supply of certain components by ECI to ECtel. See “Where You Can Find More Information” below.

INFORMATION ABOUT ECTEL ORDINARY SHARES

ECtel Ordinary shares

Under ECtel’s Articles of Association, the authorized share capital of ECtel is 125,000,000 ordinary shares, NIS 0.04 par value per share. As of June 30, 2006, there were 18,221,546 ordinary shares of ECtel outstanding.

Market for ECtel Ordinary shares

ECtel’s ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of ECtel’s ordinary shares, as reported on the Nasdaq National Market:

Calendar Year	High	Low
2001	$20.35	$8.69
2002	20.00	7.00
2003	9.70	4.98
2004	5.49	2.11
2005	5.35	3.34

Calendar Quarter
2004
First Quarter	5.49	3.70
Second Quarter	3.77	2.39
Third Quarter	2.91	2.11
Fourth Quarter	3.70	2.17
2005
First Quarter	3.95	3.48
Second Quarter	3.85	3.34
Third Quarter	5.32	3.76
Fourth Quarter	5.35	4.09
2006
First Quarter	5.19	4.42
Second Quarter	5.75	4.09

Calendar Month
January 2006	4.75	4.42
February 2006	5.00	4.49
March 2006	5.19	5.06
April 2006	5.48	5.12
May 2006	5.75	5.00
June 2006	5.15	4.09

On July 5, 2006, the last reported sale price of ECtel’s ordinary shares on the Nasdaq National Market was $4.12 per share.

ECtel’s Transfer Agent

American Stock Transfer & Trust Company, the Paying Agent, is also the transfer agent and registrar for ECtel ordinary shares. You may contact the Paying Agent at the address set forth in the back cover of this Information Statement. You can also visit American Stock Transfer & Trust Company on the Internet at http://www.amstock.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

ECtel and ECI are each subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing registration statements, reports and other material with the SEC, including financial statements. ECtel has been subject to the Exchange Act reporting requirements for at least 90 days and is current in its reporting. If you would like more information about ECtel, we urge you to read ECtel’s reports filed with the SEC.

You may examine such reports, exhibits and other information filed by each of ECI and ECtel with the SEC, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 100 F Street, N.E., Washington, D.C., 20549, at prescribed rates. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains registration statements, reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. ECI began filing through the EDGAR system on November 15, 2002. ECtel began filing through the EDGAR system on November 6, 2002.

As a foreign private issuer, each of ECI and ECtel are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the respective officers, directors and principal shareholders of ECI and ECtel are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, each of ECI and ECtel are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Each of ECtel and ECI maintains a website that offers additional information about it:

•	Visit ECtel’s website at

•	Visit ECI’s website at http://www.ecitele.com

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The Paying Agent is:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, New York 10038
Tel: (718) 936-5100 Fax: (718) 235-5001
Attn: Reorganization Department

ECI’s address is as follows:

ECI Telecom Ltd.

30 Hasivim Street
Petah Tikva 49133, Israel
Tel: 972-3-926-6884 Fax: 972-3-926-6070
Attn: General Counsel